Mail Stop 4561
      March 28, 2006

Dennis Polk
Chief Financial Officer and
Senior Vice President
Synnex Corporation
44201 Nobel Drive
Fremont, CA 94538

	Re:	Synnex Corporation
   Form 10-K for the Fiscal Year Ended
   November 30, 2005
		Filed February 13, 2006
		File No. 001-31892

Dear Mr. Polk:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K For the Fiscal Year Ended November 30, 2005

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 56

1. We note on page 11 that your Mexico subsidiary has entered into a contract with a customer that involves extended payment terms. Tell us how you recognize revenue when a contract involves extended payment terms and whether you offer varying payment terms for different customers.
Note 20 - Commitments and Contingencies, page 83

2. Tell us what amount, if any, the Company has accrued with regards to the $4.2 million judgment entered into against the Company in the
DSLangdale Two and DSLangdale Three vs. Daisytek case. Tell us how you considered SFAS 5 in your analysis.

Form 8-K filed January 11, 2006

3. We note your use of non-GAAP measures in the Form 8-K noted above which excludes a number of items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation
S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. In this regard, tell us whether you believe the nature of the items excluded are reasonably likely to recur within two years or whether there were similar charges within the prior two years. We also note your statement that the non-GAAP data provides investors a more complete understanding of your operation results and trends. This statement appears to imply that GAAP financial measures are not complete measures of operating performance.



4. We further note your reconciliation of GAAP to non-GAAP financial information for (a) operating expenses, (b) income from Distribution
Continuing Operations (c) income from Contract Assembly Continuing Operations and (d) Operating income. If you choose to include several measures of non-GAAP disclosures, you will need to include the disclosure requirements of Item 10(e)(1)(i) and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for each measure.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Patrick Gilmore at (202) 551-3406 or me at
(202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Dennis Polk
Synnex Corporation
March 28, 2006
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